Form 40-F
MINERA ANDES INC /WA
filed 2007-04-30
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

111 E. Magnesium Road, Suite A, Spokane, Washington 99208

(509) 921-7322

(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

N/A

For annual reports, indicate by check mark the information filed with this Form:

☐  Annual Information Form        ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

156,539,415 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐  82-                No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 40-F contains both historical and prospective statements concerning Minera Andes Inc. and its operations. Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters. Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Company”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in the Management’s Discussion and Analysis.

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 12 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated. On April 16, 2007, the Bank of Canada noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.1310 or Cdn$1.00 = U.S. $0.88.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For audited consolidated financial statements, including the report of the auditors with respect thereto, see Exhibit 99.1.

Management’s Discussion and Analysis

For management’s discussion and analysis, see Exhibit 99.2.

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of the Company’s management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) as of the end of the period covered by this Annual Report. Based on that evaluation, the Company’s management, including the chief executive officer and chief financial officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this Annual Report to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in the SEC rules and forms.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and in the United States. Internal control over financial reporting includes:

•	maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•	providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of the executive officers of the Company; and

•

providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2006.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended December 31, 2006, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting (as defined in Rules 13(a)-15(f) and 15d-15(f) under the Exchange Act).

AUDIT COMMITTEE

The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements. As at the date of this Annual Report, the Audit Committee was comprised of Allan Marter, Jack Crabb and Gary Craig.

Audit Committee Financial Expert

Allan Marter serves as a member of the audit committee of the Company’s Board of Directors. The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Allan Marter satisfies the criteria for an audit committee financial expert under the Exchange Act. The SEC has indicated that the designation of Allan Marter as an audit committee financial expert does not make Allan Marter an “expert” for any purpose, impose any duties, obligations or liability on Allan Marter that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee. Mr. Marter is “independent” as defined in Section 803 of the listing standards of the American Stock Exchange.

CODE OF ETHICS

At this time, we have not adopted a formal code of ethics that applies to our President and Chief Financial Officer. We have, however, followed an informal code of ethics requiring Board of Director approval of any transaction in which our President or our Chief Financial Officer has a material interest. We believe this procedure reasonably deters material wrongdoing and promotes honest and ethical conduct from our executive officers.

A draft formal code of ethics has been prepared and will be submitted to the Board of Directors for approval in the first half of 2007. After adopting a formal code of ethics, we intend to make a copy of the code of ethics available and disclose substantive amendments to and waivers from that code of ethics in accordance with SEC regulations.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

a.	Audit Fees

The fees billed for each of the fiscal years ended December 31, 2006 and December 31, 2005 for professional services rendered by BDO Dunwoody LLP for the audit of our annual financial statements and review of financial statements included in our quarterly reports on Form 10-Q or services that are normally provided by BDO Dunwoody in connection with statutory and regulatory filings or engagements for each of those fiscal years were $153,810 and $83,129, respectively.

b.	Audit Related Fees

Fees billed by BDO Dunwoody for audit related services not included in item (a) were $26,810 for fiscal year ended December 31, 2006 (2005 – nil). These fees include audit related fees billed by BDO Dunwoody in connection with Sarbanes-Oxley.

c.	Tax Fees

Aggregate fees billed by BDO Dunwoody for tax compliance, tax advice and tax planning for each of the fiscal years ended December 31, 2006 and December 31, 2005 were $4,684 and $2,865, respectively. These fees include fees relating to the reviews of tax returns, tax consulting and planning.

d.	All Other Fees

Fees billed by BDO Dunwoody for products or services, other than those services covered in items (a) and (b) were $5,741 and $5,592 for the fiscal years ended December 31, 2006 and December 31, 2005. These fees relate to various corporate matters, including fees billed by BDO Dunwoody in connection with the review of our Management Information Circular and material for a special shareholder meeting.

e.	Audit Committee Approval of Audit and Non-Audit Services

Our Audit Committee is responsible for the oversight of our independent auditor’s work and pre-approves all services provided by BDO Dunwoody. The Audit Committee sets forth its pre-approval in the minutes of its meetings. Audit Related and Tax Fees provided by BDO Dunwoody are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTRACTUAL OBLIGATIONS, CONTINGENT LIABILITIES AND COMMITMENTS

We enter into operating leases in the normal course of business. Substantially all lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional lease agreements. In addition we also enter into loan facilities as sources of financing for our advanced projects.

Our lease and loan obligations as of December 31, 2006 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt (1)	$9,800,000	$—	$9,800,000	$—	$—

Operating Lease Obligations (2)	85,830	43,518	27,912	14,400	—

Purchase Obligations	—	—	—	—	—

Capital Lease Obligations	—	—	—	—	—

Other long-term liabilities	—	—	—	—	—

Total	$9,885,830	$43,518	$9,827,912	$14,400	$—

(1)	Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2006 consolidated financial statements for additional details.
(2)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2006 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

During 2006, MSC signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $7,410,000 however we have no contractual obligation to pay them. The commitments will be paid by MSC out of the project loan facility.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2006, the shareholders of MSC agreed to increase the share capital of MSC by $12,000,000, of which $5,880,000 represented Minera Andes’ 49% portion. Minera Andes paid this amount in March 2007.

UNDERTAKINGS

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINERA ANDES INC.

Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ William V. Schara
	Allen V. Ambrose, President and Chief Executive Officer		William V. Schara, Principal Accounting and Financial Officer

Date: April 27, 2007		Date: April 27, 2007

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Audited Annual Financial Statements

99.2	Management’s Discussion and Analysis

99.3	Consent of BDO Dunwoody LLP

99.4	Chief Executive Officer’s Section 302 Certification

99.5	Chief Financial Officer’s Section 302 Certification

99.6	Chief Executive Officer’s Section 906 Certification

99.7	Chief Financial Officer’s Section 906 Certification