Form 40-F
MINERA ANDES INC /WA
filed 2008-03-31
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1040	Not applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable) )

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

Common shares without par value

For annual reports, indicate by check mark the information filed with this Form:

☒  Annual Information Form        ☒  Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

180,974,912 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes  ☐    No  ☒

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

NOTE TO UNITED STATES READERS-

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system, adopted by the United States Securities Exchange Commission (“the SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its consolidated financial statements, which are filed with this report on Form 40-F in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards. They may not be comparable to consolidated financial statements of the United States companies. Significant differences between Canadian GAAP and United States GAAP are described in Note 13 of the comparative audited consolidated financial statements of the Company.

RESOURCE AND RESERVE ESTIMATES

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum’ (the “CIM”)—CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7 under the Securities Act of 1933. Under SEC Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CURRENCY DISCLOSURE

All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated. On March 26, 2008, the Bank of Canada noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S. $1.00 = Cdn$1.02 or Cdn$1.00 = U.S. $0.98.

ANNUAL INFORMATION FORM

For our annual information form, see Exhibit 99.1

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

Audited Annual Financial Statements

For our audited consolidated financial statements, including the report of the auditors with respect thereto, see Exhibit 99.2.

Management’s Discussion and Analysis

For our management’s discussion and analysis, see Exhibit 99.3.

EVALUATION OF CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting were not effective as of December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management’s Report on Internal Control over Financial Reporting.

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 40-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(d), and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with the Exchange Act Rule 13a-15(c) to evaluate the Company’s internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The objective of this assessment was to determine whether the Company’s internal control over financial reporting was effective as of December 31, 2007.

A material weakness, as defined by Securities Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

The Company does not have sufficient personnel with the skills and experience in the application of US GAAP. This control weakness results in a reasonable possibility that a material misstatement in the notes of the consolidated financial statements on the differences between Canadian and United States generally accepted accounting principles will not be prevented or detected on a timely basis. Specifically, the Company’s disclosure controls initially failed to identify the impact of new accounting pronouncements in the Company and other amendments to related note disclosures. These errors were corrected by management prior to the issuance of the Company’s December 31, 2007 consolidated financial statements.

The Company does not have sufficient personnel with the necessary knowledge, experience and training in the application of income tax commensurate with the Company’s financial reporting requirements. This control weakness results in a reasonable possibility that a material misstatement in the notes of the consolidated financial statements on income taxes will not be prevented or detected on a timely basis. These errors were corrected by management prior to the issuance of the Company’s 2007 consolidated financial statements.

Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.

The effectiveness of the registrant’s internal control over financial reporting as at December 31, 2007 has been audited by BDO Dunwoody LLP as stated in their Auditor’s Report that accompanies the registrant’s consolidated financial statements for the fiscal year ended December 31, 2007 files as Exhibit 99.2 to this Annual Report on Form 40-F.

Remediation of Control Weakness

The Company will enhance its US GAAP accounting and tax staff training and development. Additionally, the Company will increase the use of services of outside consultants who have expertise in complex US GAAP accounting and tax matters to assist in identifying and resolving complex issues.

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2007, there were changes in the registrant’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant’s internal control over financial reporting, as follows:

The registrant has enhanced controls surrounding interim end and year end reporting. One of the major enhancements is improved documentation over the financial statement preparation.

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

The fees billed for each of the fiscal years ended December 31, 2007 and December 31, 2006 for professional services rendered by BDO Dunwoody LLP for the audit of our annual consolidated financial statements and services that are normally provided by BDO Dunwoody in connection with statutory and regulatory filings or engagements for each of those fiscal years were $167,604 and $153,810, respectively.

b.	Audit Related Fees

Fees billed by BDO Dunwoody for audit related services not included in item (a) were $4,156 for the fiscal year ended December 31, 2007 and $26,810 for the fiscal year ended December 31, 2006.

c.	Tax Fees

Aggregate fees billed by BDO Dunwoody for tax compliance, tax advice and tax planning for each of the fiscal years ended December 31, 2007 and December 31, 2006 were $8,237 and $4,684, respectively. These fees include fees relating to the reviews of tax returns, tax consulting and planning.

d.	All Other Fees

Fees billed by BDO Dunwoody for products or services, other than those services covered in items (a) and (b) were $10,549 and $5,741 for the fiscal years ended December 31, 2007 and December 31, 2006, respectively. These fees relate to various corporate matters, including fees billed by BDO Dunwoody in connection with the review of our Management Information Circular and material for a special shareholder meeting.

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

Our lease and loan obligations as of December 31, 2007 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long Term Debt-Project Loan (1)	$31,850,000	$6,860,000	$24,990,000	$—	$—
Long Term Debt-Bank Loan(2)	14,591,830	—	14,591,830	—	—
Operating Lease Obligations (3)	82,512	41,112	41,400	—	—
Purchase Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Other Long-Term liabilities – Asset Retirement Obligation	90,000	—	—	—	90,000
Total	$46,614,342	$6,901,112	$39,623,230	$—	$90,000

(1)	Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild will lend 51% of a bridge loan and permanent financing directly to MSC and 49% of the loan will be lent to Minera Andes which in turn will lend the funds to MSC. The amount shown above is the loan that Minera Andes owes Hochschild and is mirrored by a loan in equal amount that MSC owes Minera Andes. The loan will be paid out of cash flow from the mine. See Note 4b in the December 31, 2007 consolidated financial statements for additional details.
(2)	Macquarie Bank Limited. See Note 6 in the December 31, 2007 consolidated financial statements for additional details.
(3)	Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production. Our obligation expires December 31, 2013. As of December 31, 2007 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces. The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty. The provinces of Mendoza and Neuquén have waived their right to a royalty. The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

We are obligated to fund our 49% of costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted. In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2007. The Company paid this amount in January 2008. As of December 31, 2007, we do not expect to have further cash calls as the Company is now operating and plant expansion costs are to be paid from cash flow of the operation.

MSC has signed agreements with third party providers relating to the development of the San José/Huevos Verdes project. Our 49% portion of these commitments is approximately $16 million.

On November 8, 2007, we entered into an agreement with a consultant that requires the payment of $30,000 per month for the term of the agreement. The term is unspecified and can be cancelled at any time after February 2008.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7.5 million of which $5.88 million was for the development of the San José project and $1.62 million was for general purposes. The main purpose of the loan was to provide additional funding to Minera Andes for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.

In October 2007, Minera Andes received another tranche of $10 million on the existing loan facility from Macquarie. The total loan facility to them is $17.5 million. The main purpose for the October 2007 loan was primarily for Minera Andes’ 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital. In October 2007, Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call. See Note 6 in the December 31, 2007 consolidated financial statements for additional details.

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

MINERA ANDES INC.
Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ Henry A. John
	Allen V. Ambrose, President and Chief Executive Officer		Henry A. John, Principal Accounting and Financial Officer

Date:	March 26, 2008	Date:	March 26, 2008

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form

99.2	Audited Annual Financial Statements

99.3	Management’s Discussion and Analysis

99.4	Consent of BDO Dunwoody LLP

99.5	Chief Executive Officer’s Section 302 Certification

99.6	Chief Financial Officer’s Section 302 Certification

99.7	Chief Executive Officer’s Section 906 Certification

99.8	Chief Financial Officer’s Section 906 Certification

99.9	NI 43-101 Technical Report - San Jose Property, Santa Cruz Province, Argentina

99.10	NI 43-101 Technical Report - Los Azules Copper Project, San Juan Province, Argentina

99.11	Certificate of Author for Donald B. Tschabrun MAusIMM

99.12	Consent of Author for Donald B. Tschabrun MAusIMM