Form 40-F/A
period 2007-12-31
MINERA ANDES INC /WA
filed 2008-04-14
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 1

(Check one)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada (Jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable) )

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

Yes  ☒    No  ☐

EXPLANATORY NOTE

Minera Andes Inc. (the “Company”) is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2007 solely for the purpose of filing an exhibit (Exhibit 99.13) that was omitted from the original filing. Other than the addition of Exhibit 99.13, this amendment does not update or change the information in any item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

UNDERTAKING

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

MINERA ANDES INC.
Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ Henry A. John
	Allen V. Ambrose, President and Chief Executive Officer		Henry A. John, Principal Accounting and Financial Officer

Date:	April 14, 2008	Date:	April 14, 2008

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form*

99.2	Audited Annual Financial Statements*

99.3	Management’s Discussion and Analysis*

99.4	Consent of BDO Dunwoody LLP*

99.5	Chief Executive Officer’s Section 302 Certification

99.6	Chief Financial Officer’s Section 302 Certification

99.7	Chief Executive Officer’s Section 906 Certification

99.8	Chief Financial Officer’s Section 906 Certification

99.9	NI 43-101 Technical Report - San Jose Property, Santa Cruz Province, Argentina*

99.10	NI 43-101 Technical Report - Los Azules Copper Project, San Juan Province, Argentina*

99.11	Certificate of Author for Donald B. Tschabrun MAusIMM*

99.12	Consent of Author for Donald B. Tschabrun MAusIMM*

99.13	Consent of Author for William Colquhoun, FSAIMM; Emmanuel Henry, MAusIMM; Armando Simon, R. P. Geol (AIG); and Pierre Rocque, P. Eng.

*	Previously filed as an exhibit to this Form 40-F Annual Report as originally filed on March 31, 2008