Form 40-F/A
period 2007-12-31
MINERA ANDES INC /WA
filed 2008-10-16
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

Amendment No. 2

(Check one)

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1040	Not applicable
(Jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

111 E. Magnesium Road, Suite A, Spokane, Washington 99208

(509) 921-7322

(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common shares without par value

For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form	[X] Audited Annual Financial Statements

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

Yes [    ]            No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]            No [    ]

EXPLANATORY NOTE

Minera Andes Inc. (the “Company”) is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2007 solely for the purpose of filing an exhibit (Exhibit 99.14) that was omitted from the original filing and to revise and restate the section of the Annual Report titled “Evaluation of Controls and Procedures.” Other than these changes, this amendment does not update or change the information in any item of the Annual Report or reflect any events that have occurred after the Form 40-F was filed or previously amended.

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

As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in “Management’s Report on Internal Control over Financial Reporting.”

Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 40-F fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(d) and 15d-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c) to evaluate the Company’s internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (Canadian GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).

The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

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

A material weakness, as defined by Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.

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

The assessment of the registrant’s internal control over financial reporting as at December 31, 2007 has been audited by BDO Dunwoody LLP as stated in their Auditor’s Report that accompanies the registrant’s consolidated financial statements for the fiscal year ended December 31, 2007 filed as Exhibit 99.2 to this Annual Report on Form 40-F.

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

MINERA ANDES INC.
Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ Henry A. John
	Allen V. Ambrose, President and Chief Executive Officer		Henry A. John, Principal Accounting and Financial Officer

Date:	October 16, 2008	Date:	October 16, 2008

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form(1)

99.2	Audited Annual Financial Statements(1)

99.3	Management’s Discussion and Analysis(1)

99.4	Consent of BDO Dunwoody LLP(1)

99.5	Chief Executive Officer’s Section 302 Certification

99.6	Chief Financial Officer’s Section 302 Certification

99.7	Chief Executive Officer’s Section 906 Certification

99.8	Chief Financial Officer’s Section 906 Certification

99.9	NI 43-101 Technical Report - San Jose Property, Santa Cruz Province, Argentina(1)

99.10	NI 43-101 Technical Report - Los Azules Copper Project, San Juan Province, Argentina(1)

99.11	Certificate of Author for Donald B. Tschabrun MAusIMM(1)

99.12	Consent of Author for Donald B. Tschabrun MAusIMM(1)

99.13	Consent of Author for William Colquhoun, FSAIMM, Emmanuel Henry, MAusIMM, Armando Simon, R.P. Geol (AIG); and Pierre Rocque, P. Eng.(2)

99.14	Consent of BDO Dunwoody LLP

(1)	Previously filed as an exhibit to this Form 40-F Annual Report as originally filed on March 31, 2008

(2)	Previously filed as an exhibit to Amendment No. 1 to this Form 40-F Annual Report, which was filed on April 14, 2008