Form 40-F/A
period 2007-12-31
MINERA ANDES INC /WA
filed 2009-02-18
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F/A

Amendment No. 3

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

[ X ]

Annual Information Form

[X] Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

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

Yes [X]

No [   ]

EXPLANATORY NOTE

Minera Andes Inc. (the “Company”) is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2007 solely for the purpose of filing a revised version of the Company’s Annual Information Form (Exhibit 99.1). Otherwise, this amendment does not update or change the information in any item of the Annual Report or reflect any events that have occurred after the Form 40-F was filed or previously amended.

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

MINERA ANDES INC.

Registrant

By:

/s/ Allen V. Ambrose

By:

/s/ Henry A. John

Allen V. Ambrose, President and

Henry A. John, Principal

Chief Executive Officer

Accounting and Financial Officer

Date:

February 16, 2009

Date:

February 16, 2009

EXHIBIT INDEX

Exhibit	Description
99.1	Revised Annual Information Form
99.2	Audited Annual Financial Statements(1)
99.3	Management’s Discussion and Analysis(1)
99.4	Consent of BDO Dunwoody LLP
99.5	Chief Executive Officer's Section 302 Certification
99.6	Chief Financial Officer's Section 302 Certification
99.7	Chief Executive Officer's Section 906 Certification
99.8	Chief Financial Officer's Section 906 Certification
99.9	NI 43-101 Technical Report - San Jose Property, Santa Cruz Province, Argentina(1)
99.10	NI 43-101 Technical Report - Los Azules Copper Project, San Juan Province, Argentina(2)
99.11	Consent of Author for William Colquhoun, FSAIMM, Emmanuel Henry, MAusIMM, Armando Simon, R.P. Geol (AIG), and Pierre Rocque, P. Eng.(3)
99.12	Consent of Author for Donald B. Tschabrun MAusIMM
99.13	Consent of Author for Bruce M. Davis, FAusIMM
99.14	Consent of Author for Robert Sim, P.Geo

_______________________

(1)

Previously filed as an exhibit to this Form 40-F Annual Report as originally filed on March 31, 2008

(2)

Previously filed as an exhibit to our Form 6-K/A filed on January 20, 2009 and incorporated herein by reference.

(3)

Previously filed as an exhibit to Amendment No. 1 to this Form 40-F Annual Report, which was filed on April 14, 2008