Form 40-F
period 2008-12-31
MINERA ANDES INC /WA
filed 2009-04-01
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check one)

[   ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable) )

111 E. Magnesium Road, Suite A, Spokane, Washington  99208

(509) 921-7322

(Address and telephone number of Registrant’s principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	N/A

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

190,158,851 Common Shares

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

Yes [   ]

No [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]

No [   ]

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 40-F contains both historical and prospective statements concerning Minera Andes Inc. and its operations.  Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters.  Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Corporation”.

Prospective statements (which are known as “forward-looking statements” under the Private Securities Litigation Reform Act of 1995) may or may not prove true with the passage of time because of future risks and uncertainties. Significant financial, operational, governmental and regulation, and market risks are described in our Annual Information Form and Management’s Discussion and Analysis.

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Corporation prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to consolidated financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 17 of the comparative audited consolidated financial statements of the Corporation.

RESOURCE AND RESERVE ESTIMATES

The terms “mineral reserve,” “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – “Standards of Disclosure for Mineral Projects” (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7.  Under Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and in the documents incorporated by reference herein that describes our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

CURRENCY DISCLOSURE

All currency amounts in this Annual Report are stated in U.S. dollars unless otherwise indicated. On March 24, 2009, the date of the Report of Independent Registered Chartered Accountants, the Bank of Canada noon rate of exchange for conversion of United States dollars into Canadian dollars was U.S.$1.00 = Cdn$1.2262 or Cdn$1.00 = U.S.$0.8155.  The Bank of Canada annual average noon rate for 2008 was U.S.$1.00 = Cdn$1.0660 or  Cdn$1.00 = U.S.$0.9381.  At December 31, 2008, the Bank of Canada daily noon rate was U.S.$1.00 = Cdn$1.2246 or Cdn$1.00 = U.S.$0.8166.

ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2008, see Exhibit 99.1 to this Annual Report on Form 40-F.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

For our Audited Consolidated Financial Statements, including the Report of Independent Registered Chartered Accountants with respect thereto, and the Corporation’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2008, see Exhibits 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F. The Corporation’s financial statements have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in Note 17 to the financial statements.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) and Rule 15d-15(b), the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the Corporation’s fiscal year covered by this Form 40-F Annual Report, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Corporation’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in Canada and in the United States.

Management recognizes that effective internal control over financial reporting may nonetheless not prevent or detect all possible misstatements or frauds. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008 based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based on this evaluation, management concluded that, as of December 31, 2008, the Corporation maintained effective internal control over financial reporting.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

BDO Dunwoody LLP, the independent registered chartered accountants that audited the Corporation’s consolidated financial statements as of December 31, 2008, has expressed its opinion on the effectiveness of the Corporation’s internal control over financial reporting as of such date. For a copy of BDO Dunwoody’s attestation report for the fiscal year ended December 31, 2008, see Exhibit 99.3 to this Annual Report on Form 40-F.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the year, we implemented several remediation actions that we believe materially improved our internal control over financial reporting. These changes, which are related to remedial actions that addressed the  material weaknesses previously reported in our annual report on Form 40-F for the year ended December 31, 2007, are as follows:

•

The Corporation did not have sufficient personnel with the skills and experience in the application of US GAAP or income tax commensurate with the Corporation’s financial reporting requirements.

Management’s remediation plan to address the material weaknesses described above was initiated in 2008 and included the following steps taken to strengthen internal control over financial reporting:

•

We used and supervised external resources with specific accounting expertise in both US GAAP and income tax financial reporting requirements.

OTHER CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Other than the control improvements discussed above, there were no changes in our internal control over financial reporting during the fourth quarter ended December 31, 2008 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE FINANCIAL EXPERT

Allan Marter serves as a member of the audit committee of the Corporation’s Board of Directors.  The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Marter satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Mr. Marter as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Marter that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.  Mr. Marter is “independent” as defined in Section 803 of the listing standards of NYSE Amex.

CODE OF ETHICS

On March 31, 2009, our Board of Directors adopted a Code of Business Conduct and Ethics (“Code”) that applies to the Corporation’s employees, officers and directors. A copy of the Code has been filed as Exhibit 99.5 to this Annual Report on Form 40-F.

The Code contains written standards that are intended to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that the Corporation files with, or submits to, the SEC and in other public communications made by the Corporation; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The fees billed for each of the fiscal years ended December 31, 2008 and December 31, 2007 for professional services rendered by BDO Dunwoody LLP for the audit of our annual consolidated financial statements and services that are normally provided by BDO Dunwoody in connection with statutory and regulatory filings or engagements for each of those fiscal years were $134,698 and $157,592, respectively.

Audit Related Fees

Fees billed by BDO Dunwoody for audit related services not included in Audit Fees were $44,344 for the fiscal year ended December 31, 2008 and $14,168 for the fiscal year ended December 31, 2007.  These fees were directly related to Sarbanes-Oxley compliance in both 2008 and 2007.

Tax Fees

Aggregate fees billed by BDO Dunwoody for tax compliance, tax advice and tax planning for each of the  fiscal years ended December 31, 2008 and December 31, 2007 were $7,332 and $8,237, respectively.  These fees related to the preparation and review of tax returns, tax consulting and planning in both 2008 and 2007.

All Other Fees

Fees billed by BDO Dunwoody for products or services, other than those services covered in the other categories described above were $22,990 and $10,549 for the fiscal years ended December 31, 2008 and December 31, 2007, respectively.  These fees relate to various corporate matters, including fees billed by BDO Dunwoody for the review of quarterly financial statements and our Management Information Circular in 2008 and for the review of our Management Information Circular and material for a special shareholder meeting in 2007.

AUDIT COMMITTEE APPROVAL OF AUDIT AND NON-AUDIT SERVICES

Our Audit Committee is responsible for the oversight of our independent registered chartered accountant’s work and pre-approves all services provided by them to the Corporation.  The Audit Committee sets forth its pre-approval in the minutes of its meetings.  Audit Related Fees and Tax Fees provided by BDO Dunwoody are typically approved individually during the Committee’s periodic meetings or, on an as-needed basis, the Audit Committee’s Chair is authorized to approve such services in advance on behalf of the Committee with such approval reported to the full Audit Committee at its next meeting.  All of the services described above under “Principal Accountant Fees and Services” were pre-approved by the Audit Committee.

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

Our lease and loan obligations as of December 31, 2008 are as follows:

Contractual Obligations		Payments Due by Period Ending
	Total	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012
Long-Term Debt – Project Loan (1)	$ 31,850,000	--	$13,475,000	$13,475,000	$4,900,000
Debt - Bank Loan (2)	17,500,000	17,500,000	--	--	--
Operating Lease Obligations (3)	41,400	32,400	9,000	--	--
Purchase Obligations	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Other Long-Term Liabilities – Asset Retirement Obligation	--	--	--	--	--
Total	$ 49,391,400	$17,532,400	$13,484,000	$13,475,000	$4,900,000

(1)

Under terms of the project financing facility for the San José mine, a subsidiary of Hochschild lent 51% of a bridge loan and permanent financing directly to our equity investment in Minera Santa Cruz (MSC) and 49% of the loan was lent to the Corporation which in turn lent the funds to MSC. The amount shown above is the loan that the Corporation owes Hochschild and is mirrored by a loan in equal amount that MSC owes the Corporation. The loan will be paid out of cash flows from the mine.  See Note 7 in the December 31, 2008 consolidated financial statements for additional details.

(2)

Macquarie Bank Limited.  See discussion below and Note 8 in the December 31, 2008 consolidated financial statements for additional details.

(3)

Contingency consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

The table of contingencies above does not include the following:

On December 2, 2003, we signed an agreement that obligated us to pay N.A. Degerstrom, Inc. a royalty of $250,000 if any of the current properties, other than the properties comprising the San José project, meet certain conditions such as bankable feasibility or commercial production.  Our obligation expires December 31, 2013. As of December 31, 2008 no payments are required under this agreement.

In addition, mineral rights in Argentina are owned by the federal government and administered by the provinces.  The provinces can levy a maximum 3% “mouth of mine” (gross proceeds) royalty.  The provinces of Mendoza and Neuquén have waived their right to a royalty.  The provinces of Río Negro, San Juan, Santa Cruz and Chubut have not yet established a policy regarding the royalty.

We are obligated to fund our 49% of the costs at San José that are not funded by project financing as well as 49% of capital contributions or our ownership will be diluted.  In December 2007, the shareholders of MSC agreed to increase the share capital of MSC by $34,500,000, of which $16,905,000 represented the Corporation’s portion, which was accrued as a liability at December 31, 2007.  The Corporation paid this amount in January 2008. In December 2008, the shareholders of MSC agreed to increase the share capital of MSC by $23,000,000, of which $11,270,000 represented Minera Andes’ portion, which was accrued as a liability at December 31, 2008.  The Corporation paid this amount in February 2009.

During 2008, MSC signed agreements with third party providers relating to the development and operation of the San José/Huevos Verdes project.  Our 49% portion of these commitments is approximately 14 million dollars.

In March 2007, we received a two-year loan from Macquarie Bank Limited for $7.5 million of which $5.88 million was for the development of the San José project and $1.62 million was for general purposes.  The main purpose of the loan was to provide additional funding to the Corporation for its 49% portion of the costs of the exploration, sustaining capital, cost overruns and expansion related costs of the MSC project that entered its production commissioning phase in the third quarter of 2007.  In October 2007, the Corporation received another tranche of $10 million on the existing loan facility from Macquarie. The total loan facility to them was $17.5 million. The main purpose for the October 2007 loan was primarily for the Corporation’s 49% share of the October cash call from MSC of $17.4 million for costs of mine construction, expansion of the exploration program which includes drilling new targets, expanding the reserves and resources, and for general working capital.  In October 2007, Minera Andes sent funds of $8.53 million to MSC to fund its 49% portion of the cash call. See Note 8 in the December 31, 2008 consolidated financial statements for additional details.  In March 2009, these loans plus interest were paid in full.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Corporation and audits of the Corporation’s annual consolidated financial statements. As at the date of this Annual Report, the Audit Committee was comprised of Allan Marter (Chairman), Victor Lazarovici (since September 11, 2009) and Richard Brissenden (since February 23, 2009).

UNDERTAKING

The Corporation undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities registered pursuant to Form 40-F, the securities in relation to which the obligation to file an annual report on Form 40-F arises, and transactions in such securities.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINERA ANDES INC.

Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ Henry A. John
	Allen V. Ambrose, President and Chief Executive Officer		Henry A. John, Principal Accounting and Financial Officer

Date:	March 31, 2009	Date:	March 31, 2009

EXHIBIT INDEX

The following documents are being filed with the SEC as exhibits to this annual report on Form 40-F.

Exhibit	Description
99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements
99.3	Report of Independent Registered Chartered Accountants
99.4	Management’s Discussion and Analysis
99.5	Code of Business Conduct and Ethics
99.6	Consent of BDO Dunwoody LLP
99.7	Chief Executive Officer's Section 302 Certification
99.8	Chief Financial Officer's Section 302 Certification
99.9	Chief Executive Officer's Section 906 Certification
99.10	Chief Financial Officer's Section 906 Certification
99.11	NI 43-101 Technical Report – San Jose Property, Santa Cruz Province, Argentina (1)
99.12	NI 43-101 Technical Report – Los Azules Copper Project, San Juan Province, Argentina (“Los Azules Project”) (2)
99.13	Consent of Authors of Los Azules Project Report

_____________________

(1)

Previously filed as an exhibit to our Form 40-F filed on March 31, 2008 and incorporated herein by reference.

(2)

Previously filed as an exhibit to our Form 6-K/A filed on March 26, 2009 and incorporated herein by reference.