Form 40-F/A
period 2008-12-31
MINERA ANDES INC /WA
filed 2009-04-10
CIK 1030219

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

Yes [X]

No [   ]

EXPLANATORY NOTE

Minera Andes Inc. (the "Corporation") is filing this amendment to its Annual Report on Form 40-F for the year ended December 31, 2008 solely for the purpose of re-filing exhibits (Exhibit 99.9 and 99.10) that reported the period ending incorrectly in the original filing. Other than the corrections to Exhibit 99.9 and 99.10, this amendment does not update or change the information in any item of the Form 40-F or reflect any events that have occurred after the Form 40-F was filed.

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

MINERA ANDES INC.

Registrant

By:	/s/ Allen V. Ambrose	By:	/s/ Henry A. John
	Allen V. Ambrose, President and		Henry A. John, Principal
	Chief Executive Officer		Accounting and Financial Officer

Date:	April 9, 2009	Date:	April 9, 2009

EXHIBIT INDEX

Exhibit	Description
99.9	Chief Executive Officer's Section 906 Certification
99.10	Chief Financial Officer's Section 906 Certification