Form 40-F/A
period 2008-12-31
MINERA ANDES INC /WA
filed 2009-07-30
CIK 1030219

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

Brad Wiggins, Theodora Oringher Miller and Richman PC
2029 Century Park East, Sixth Floor
Los Angeles, CA 90067-2907
1-310-557-2009

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered:
None	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common shares without par value

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

For annual reports, indicate by check mark the information filed with this Form:

[   ]

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

Yes [X]

No [   ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [   ]

No [   ]

EXPLANATORY NOTE

Minera Andes Inc. is filing this Amendment No. 2 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2008 for the purpose of filing amended and restated Audited Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2008, including the Report of Independent Registered Chartered Accountants with respect thereto.  In addition, the Corporation is including in this Amendment No. 2 its amended and restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2008.  As a result, by this Amendment No. 2, Minera Andes Inc. is amending its Annual Report on Form 40-F for the fiscal year ended December 31, 2008 in order to amend and restate Exhibits 99.2, 99.3, 99.4, 99.6, 99.7, 99.8, 99.9 and 99.10 thereto.

The amended and restated Audited Consolidated Financial Statements included in this Amendment No. 2 have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in Note 17 to those financial statements.

Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F or reflect any events that have occurred after the Form 40-F was initially filed.

DISCLOSURE CONTROLS AND PROCEDURES

After re-evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) and Rule 15d-15(b), the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the Corporation’s fiscal year covered by this Form 40-F Annual Report, the Corporation’s disclosure controls and procedures were effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management has re-evaluated the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2008 based on the framework in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that, as of December 31, 2008, the Corporation maintained effective internal control over financial reporting.

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

MINERA ANDES INC.

Registrant

By:	/s/ Robert R. McEwen	By:	/s/ Henry A. John
	Robert R. McEwen, Interim President and		Henry A. John, Principal
	Chief Executive Officer		Accounting and Financial Officer

Date:	July 30, 2009	Date:	July 30, 2009

EXHIBIT INDEX

Exhibit	Description
99.1*	Annual Information Form
99.2	Amended and Restated Audited Consolidated Financial Statements
99.3	Report of Independent Registered Chartered Accountants
99.4	Amended and Restated Management’s Discussion and Analysis
99.5*	Code of Business Conduct and Ethics
99.6	Consent of BDO Dunwoody LLP
99.7	Chief Executive Officer's Section 302 Certification
99.8	Chief Financial Officer's Section 302 Certification
99.9	Chief Executive Officer's Section 906 Certification
99.10	Chief Financial Officer's Section 906 Certification
99.11

NI 43-101 Technical Report – San Jose Property, Santa Cruz Province, Argentina (incorporated by reference to Exhibit 99.9 to our Annual Report on Form 40-F for the fiscal year ended December 31, 2007, filed on March 31, 2008)

99.12	NI 43-101 Technical Report – Los Azules Copper Project, San Juan Province, Argentina (“Los Azules Project”) (incorporated by reference to Exhibit 99.1 to our Form 6-K/A, furnished on March 27, 2009)

_____________________

*Previously filed as an exhibit to our Annual Report on Form 40-F for the fiscal year ended December 31, 2008, filed on April 1, 2009.