Form 40-F
period 2009-12-31
MINERA ANDES INC /WA
filed 2010-04-01
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check one)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1040	Not applicable
(Jurisdiction of incorporation or	(Primary Standard Industrial	(I.R.S. Employer Identification Number
organization)	Classification Code Number (if applicable))	(if applicable))

99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4 Canada

647.258.0395

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

264,741,621 Common Shares

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

Yes ☐

No ☐

EXPLANATORY NOTE

Minera Andes Inc. (the “Corporation” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Corporation is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Corporation are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Corporation is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States (“U.S.”).  The Corporation prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to consolidated financial statements of the United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 13 of the comparative audited consolidated financial statements of the Corporation.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Corporation’s disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) and Rule 15d-15(b), the Chief Executive Officer and Chief Financial Officer of the Corporation have concluded that, as of the end of the Corporation’s fiscal year covered by this Form 40-F Annual Report, the Corporation’s disclosure controls and procedures were adequately designed and effective to ensure that material information required to be disclosed by the Corporation in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and accumulated and communicated to the Corporation’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow time for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Corporation’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Corporation’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in Canada and in the United States.

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

Management has evaluated the effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2009 based on the criteria set forth in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that, as of December 31, 2009, the Corporation’s internal control over financial reporting was effective and no material weaknesses were discovered.

RESOURCE AND RESERVE ESTIMATES

The Corporation’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) in the CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as the same may be amended from time to time by the CIM. These definitions differ from the definitions in the SEC Industry Guide 7.

Under U.S. standards mineralization may not be classified as a “reserve” unless a determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

Under SEC Industry Guide 7 standards, a “Final” or “Bankable” feasibility study is required to report reserves, the three-year historical average precious metals prices are used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations thereunder.

ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2009, see Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

For our Audited Consolidated Financial Statements, including the Report of Independent Registered Chartered Accountants with respect thereto, and the Corporation’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2009, see Exhibits 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, which are incorporated by reference herein. The Corporation’s financial statements have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in Note 13 to the financial statements.

ATTESTATION REPORT OF THE REGISTERED CHARTERED ACCOUNTING FIRM

As an “accelerated filer”, the Corporation is required to provide an auditor’s attestation on internal controls over financial reporting.

KPMG LLP, the independent registered chartered accountants that audited the Corporation’s consolidated financial statements as of December 31, 2009, has expressed its opinion on the effectiveness of the Corporation’s internal control over financial reporting as of such date. For a copy of KPMG LLP’s attestation report for the fiscal year ended December 31, 2009 is filed as Exhibit 99.3 and incorporated in this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex.  (The Corporation is not listed on the NYSE Amex or required to comply with their requirements). The members of the Corporation’s Audit Committee are identified on page 86 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

Audit Committee Financial Expert

Allan Marter serves as a member of the audit committee of the Corporation’s Board of Directors.  The Board of Directors has reviewed the definition of “audit committee financial expert” under item 8(a) of General Instruction B to Form 40-F and determined that Mr. Marter satisfies the criteria for an audit committee financial expert under the Exchange Act.  The SEC has indicated that the designation of Mr. Marter as an audit committee financial expert does not make him an “expert” for any purpose, impose any duties, obligations or liability on Mr. Marter that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee.  Mr. Marter is “independent” as defined in Section 803 of the listing standards of NYSE Amex Company Guide (the Company is not listed on the NYSE Amex or required to comply with their requirements).

Audit Committee Charter

The Corporation’s Audit Committee charter is available in print to any shareholder who provides the Corporation with a written request to Chief Financial Officer, 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4.  A copy of the Audit Committee charter is also attached as Schedule “A” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this annual report on Form 40-F.

CODE OF ETHICS

On March 31, 2009 our Board of Directors adopted a Code of Business Conduct and Ethics (“Code”) that applies to the Corporation’s employees, officers and directors. The Code was subsequently amended on March 29, 2010. A copy of the Code has been filed as Exhibit 99.5 to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

BDO Dunwoody LLP (“BDO”) of Vancouver, British Columbia resigned as auditors of the Corporation effective September 29, 2009. KPMG LLP (“KPMG”), of Toronto, Ontario were appointed as the independent auditors of the Corporation by the board effective that same date, and acted as auditor for the fiscal year ended December 31, 2009. See page 87 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Corporation by, or the estimated total fees of, KPMG LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 96 of the Corporation’s Annual Information Form incorporated by reference to this Annual Report as Exhibit 99.1.

CONTRACTUAL OBLIGATIONS

See page 10 of the Corporation’s Management’s Discussion and Analysis, incorporated by reference to this Annual Report on Form 40-F as Exhibit 99.4.

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

CONSENT TO SERVICE OF PROCESS

The Registrant filed an Appointment of Agent for Service of Process and Undertaking on Form F-X with respect to the class of securities in relation to which the obligation to file the Form 40-F arises.

Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

MINERA ANDES INC.

Registrant

By:	/s/ Robert R. McEwen	By:	/s/ Henry A. John
	President and Chief Executive Officer		Principal Accounting and Financial Officer

	March 29, 2010		March 29, 2010

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements
99.3	Report of Independent Licensed Public Accountants — KPMG LLP
99.4	Report of Independent Licensed Public Accountants — BDO Canada LLP
99.5	Management’s Discussion and Analysis
99.6	Code of Business Conduct and Ethics
99.7	Consent of BDO Canada LLP
99.8	Consent of KPMG LLP
99.9	Chief Executive Officer’s Section 302 Certification
99.10	Chief Financial Officer’s Section 302 Certification
99.11	Chief Executive Officer’s Section 906 Certification
99.12	Chief Financial Officer’s Section 906 Certification
99.13	Consent of Fred H. Brown, San José Report Author
99.14	Consent of Alfred Hayden, San José Report Author
99.15	Consent of Kirstine Mallach, San José Report Author
99.16	Consent of Antoine Yassa, San José Report Author
99.17	Consent of Eugene Puritch, San José Report Author
99.18	Consent of James Pearson, San José Report Author
99.19	Consent of Randolph P. Schneider, Los Azules Report Author
99.20	Consent of Robert Sim, Los Azules Report Author
99.21	Consent of Bruce C. Davis, Los Azules Report Author
99.22	Consent of William L. Rose, Los Azules Report Author
99.23	Consent of Scott C. Elfen, Los Azules Report Author