Form 40-F
period 2010-12-31
MINERA ANDES INC /WA
filed 2011-03-30
CIK 1030219

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

(Check one)

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010	Commission file number 000-22731

MINERA ANDES INC.

(Exact name of Registrant as specified in its charter)

Alberta, Canada (Jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number (if applicable))	Not applicable (I.R.S. Employer Identification Number (if applicable))

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

☒Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period by the annual report:

266,965,121 Common Shares (as at December 31, 2010)

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

Yes ☐

No ☐

EXPLANATORY NOTE

Minera Andes Inc. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

NOTE TO UNITED STATES READERS -

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”), to prepare this Annual Report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company prepares its consolidated financial statements, which are filed with this report on Form 40-F, in accordance with Canadian generally accepted accounting practices (“GAAP”), and they may be subject to Canadian auditing and auditor independence standards.  They may not be comparable to consolidated financial statements of United States companies.  Significant differences between Canadian GAAP and United States GAAP are described in Note 12 of the comparative audited consolidated financial statements of the Company.

DISCLOSURE CONTROLS AND PROCEDURES

After evaluating the effectiveness of the Company’s disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) and Rule 15d-15(b), the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of the end of the Company’s fiscal year covered by this Form 40-F Annual Report, the Company’s disclosure controls and procedures were adequately designed and effective to ensure that material information required to be disclosed by the Company in the reports that it files or submits to the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms, and accumulated and communicated to the Company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow time for accurate and timely decisions regarding required disclosure.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL

OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s system of internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP in Canada and in the United States.

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

Management has evaluated the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 based on the criteria set forth in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that, as of December 31, 2010, the Company’s internal control over financial reporting was effective and no material weaknesses were discovered.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form (“AIF”) filed as Exhibit 99.1 to this annual Report on Form 40-F has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. National Instrument 43-101- Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC, and reserve and resource information incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that “reserves” calculated in accordance with Canadian standards may not be “reserves” under the SEC standards.

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

ANNUAL INFORMATION FORM

For our Annual Information Form for the fiscal year ended December 31, 2010, see Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference herein.

AUDITED ANNUAL FINANCIAL STATEMENTS AND

MANAGEMENT’S DISCUSSION AND ANALYSIS

For our Audited Consolidated Financial Statements, including the Report of Independent Registered Public Accounting Firm with respect thereto, and the Company’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2010, see Exhibits 99.2, 99.3 and 99.4 to this Annual Report on Form 40-F, which are incorporated by reference herein. The Company’s financial statements have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in Note 12 to the financial statements.

ATTESTATION REPORT OF THE REGISTERED CHARTERED ACCOUNTING FIRM

As an “accelerated filer”, the Company is required to provide an auditor’s attestation on internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements as of December 31, 2010, has expressed its opinion on the effectiveness of the Company’s internal control over financial reporting as of such date. A copy of KPMG LLP’s attestation report for the fiscal year ended December 31, 2010 is filed as Exhibit 99.3 and incorporated by reference in this Annual Report on Form 40-F.

NOTICES PURSUANT TO REGULATION BTR

Not applicable.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Rule 10A-3 under the Exchange Act and the rules of the NYSE Amex.  (The Company is not listed on the NYSE Amex or required to comply with their requirements). The members of the Company’s Audit Committee are identified on page 60 of the Annual Information Form, attached herewith as Exhibit 99.1 and incorporated by reference. In the opinion of the Board, all members of the Audit Committee are independent (as determined under Rule 10A-3 of the Exchange Act and the rules of the NYSE Amex) and are financially literate.

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

Audit Committee Charter

The Company’s Audit Committee charter is available in print to any shareholder who provides the Company with a written request to Chief Financial Officer, 99 George Street, 3rd Floor, Toronto, Ontario M5A 2N4.  A copy of the Audit Committee charter is also attached as Schedule “A” to the Company’s Annual Information Form which is filed as Exhibit 99.1 and incorporated by reference into this annual report on Form 40-F.

CODE OF ETHICS

On March 31, 2009 our Board of Directors adopted a Code of Business Conduct and Ethics (“Code”) that applies to the Company’s employees, officers and directors. The Code was subsequently amended on March 29, 2010. A copy of the Code has been filed as Exhibit 99.5 to this Annual Report on Form 40-F.

The Code contains written standards that are intended to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the Code; and accountability for adherence to the Code.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS

KPMG LLP acted as the Company’s independent auditor for the fiscal year ended December 31, 2010. See page 61 of the Registrant’s Annual Information Form, which is attached hereto as Exhibit 99.1, for the total amount billed to the Company by, or the estimated total fees of, KPMG LLP for services performed in respect of the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees and all other fees).

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT AUDITORS

See page 66 of the Company’s Annual Information Form incorporated by reference to this Annual Report as Exhibit 99.1.

CONTRACTUAL OBLIGATIONS

See page 9 of the Company’s Management’s Discussion and Analysis, incorporated by reference to this Annual Report on Form 40-F as Exhibit 99.4.

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

MINERA ANDES INC.

Registrant

By:	/s/ Robert R. McEwen	By:	/s/ Perry Ing
	President and Chief Executive Officer		Chief Financial Officer

	March 30th, 2011		March 30th, 2011

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form
99.2	Audited Consolidated Financial Statements
99.3	Report of Independent Registered Public Accounting Firm
99.4	Management’s Discussion and Analysis
99.5	Code of Business Conduct and Ethics
99.6	Consent of KPMG LLP
99.7	Chief Executive Officer’s Section 302 Certification
99.8	Chief Financial Officer’s Section 302 Certification
99.9	Chief Executive Officer’s Section 906 Certification
99.10	Chief Financial Officer’s Section 906 Certification
99.11	Consent of Eugene Puritch, San Jose Report Author
99.12	Consent of Kirstine Malloch, San Jose Report Author
99.13	Consent of Tracy Armstrong, San Jose Report Author
99.14	Consent of Al Haydon, San Jose Report Author
99.15	Consent of James L. Pearson, San Jose Report Author
99.16	Consent of Fred H. Brown, San Jose Report Author
99.17	Consent of David Burga, San Jose Report Author
99.18	Consent of Kathleen Altman, Los Azules Report Author
99.19	Consent of Robert Sim, Los Azules Report Author
99.20	Consent of Bruce Davis, Los Azules Report Author
99.21	Consent of William Rose, Los Azules Report Author
99.22	Consent of Scott Elfen, Los Azules Report Author
99.23	Consent of Richard Jemielita, Los Azules Report Author