Form 40-F/A
period 2010-12-31
MINERA ANDES INC /WA
filed 2011-06-06
CIK 1030219

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

Minera Andes Inc. is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2010 for the purpose of filing amended and restated Audited Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010, including the Report of Independent Registered Chartered Accountants with respect thereto.  In addition, the Company is including in this Amendment No. 1 its amended and restated Management’s Discussion and Analysis for the fiscal year ended December 31, 2010.  As a result, by this Amendment No. 1, Minera Andes Inc. is amending its Annual Report on Form 40-F for the fiscal year ended December 31, 2010 in order to amend and restate Exhibits 99.2, 99.3, 99.4, 99.6, 99.7, 99.8, 99.9 and 99.10 thereto.

The amended and restated Audited Consolidated Financial Statements included in this Amendment No. 1 have been prepared in accordance with Canadian GAAP and have been reconciled to United States GAAP in Note 12 to those financial statements.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Annual Report on Form 40-F, filed March 30, 2011, or reflect any events that have occurred after this Form 40-F was initially filed.

PRELIMINARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information presented or incorporated by reference in this Annual Report on Form 40-F/A contains both historical and prospective statements concerning Minera Andes Inc. and its operations.  Historical statements are based on events that have already happened; examples include the reported financial and operating results, descriptions of pending and completed transactions, and management and compensation matters.  Prospective statements, on the other hand, are based on events that are reasonably expected to happen in the future; examples include the timing of projected operations, the likely effect or resolution of known contingencies or other foreseeable events, and projected operating results. In this Annual Report, Minera Andes Inc. is referred to as “Minera Andes”, “we”, “our”, and the “Company”.

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

MINERA ANDES INC.

Registrant

By:	/s/ Robert R. McEwen	By:	/s/ Perry Ing
	President and Chief Executive Officer		Chief Financial Officer

	June 6, 2011		June 6, 2011

EXHIBIT INDEX

Exhibit	Description

99.1*	Annual Information Form
99.2	Audited Consolidated Financial Statements
99.3	Report of Independent Registered Public Accounting Firm
99.4	Management’s Discussion and Analysis
99.5*	Code of Business Conduct and Ethics
99.6	Consent of KPMG LLP
99.7	Chief Executive Officer’s Section 302 Certification
99.8	Chief Financial Officer’s Section 302 Certification
99.9	Chief Executive Officer’s Section 906 Certification
99.10	Chief Financial Officer’s Section 906 Certification
99.11*	Consent of Eugene Puritch, San Jose Report Author
99.12*	Consent of Kirstine Malloch, San Jose Report Author
99.13*	Consent of Tracy Armstrong, San Jose Report Author
99.14*	Consent of Al Haydon, San Jose Report Author
99.15*	Consent of James L. Pearson, San Jose Report Author
99.16*	Consent of Fred H. Brown, San Jose Report Author
99.17*	Consent of David Burga, San Jose Report Author
99.18*	Consent of Kathleen Altman, Los Azules Report Author
99.19*	Consent of Robert Sim, Los Azules Report Author
99.20*	Consent of Bruce Davis, Los Azules Report Author
99.21*	Consent of William Rose, Los Azules Report Author
99.22*	Consent of Scott Elfen, Los Azules Report Author
99.23*	Consent of Richard Jemielita, Los Azules Report Author

*  Previously filed as an exhibit to our Annual Report on Form 40-F for the fiscal year ended December 31, 2010, filed on March 30, 2011